The Vanguard Group, Inc. maintains a $400 million joint fidelity bond for all of the registered investment companies in the Vanguard Group, underwritten by ICI Mutual Insurance Company. The bond is for a one-year term beginning August 1, 2014, with an annual premium of $1.9 million. The premium was paid in full on August 8, 2014.